Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
June 30, 2018 and 2017

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

As at	Notes	June 30, 2018 $	December 31, 2017 $
Assets
Current assets
Cash and cash equivalents	4	18,741,347	11,836,119
Contract receivable	8	—	4,767,100
Other receivables		89,714	37,726
Prepaid expenses		1,489,212	1,176,063
Total current assets		20,320,273	17,817,008
Non-current assets
Property and equipment		373,213	333,441
Total non-current assets		373,213	333,441

Total assets		20,693,486	18,150,449
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		2,996,438	3,684,023
Contract liability	8	927,400	1,545,645
Total current liabilities		3,923,838	5,229,668
Non-current liabilities
Contract liability	8	5,802,887	4,636,935
Total non-current liabilities		5,802,887	4,636,935

Total liabilities		9,726,725	9,866,603
Commitments and contingencies	9
Shareholders’ equity
Share capital Authorized: unlimited Issued: June 30, 2018 – 16,521,430 December 31, 2017 – 141,805,722 pre-consolidation December 31, 2017 – 14,926,918 post-consolidation	5	282,458,995	271,710,138
Warrants	5	3,617,570	3,617,900
Contributed surplus	6	27,710,089	27,028,238
Accumulated other comprehensive income		508,380	373,730
Accumulated deficit		(303,328,273)	(294,446,160)
Total shareholders’ equity		10,966,761	8,283,846
Total liabilities and equity		20,693,486	18,150,449
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Notes	Three Month Period Ending June 30, 2018 $	Three Month Period Ending June 30, 2017 $	Six Month Period Ending June 30, 2018 $	Six Month Period Ending June 30, 2017 $

Expenses
Research and development	6, 13, 14	2,045,417	2,918,673	4,980,308	5,186,744
Operating	6, 13, 14	1,638,802	1,444,543	3,401,355	2,744,843
Loss before the following		(3,684,219)	(4,363,216)	(8,381,663)	(7,931,587)
Interest		20,538	14,163	47,428	64,878
Loss before income taxes		(3,663,681)	(4,349,053)	(8,334,235)	(7,866,709)
Income tax expense		(547,758)	(89)	(547,878)	(152)
Net loss		(4,211,439)	(4,349,142)	(8,882,113)	(7,866,861)
Other comprehensive income (loss) items that may be reclassified to net loss
Translation adjustment		64,029	(44,740)	134,650	(65,488)
Net comprehensive loss		(4,147,410)	(4,393,882)	(8,747,463)	(7,932,349)
Basic and diluted loss per common share	7	(0.27)	(0.32)	(0.58)	(0.60)
Weighted average number of shares (basic and diluted)	7	15,406,944	13,405,220	15,191,457	13,086,393
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Notes	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2016		262,321,825	—	26,643,044	554,060	(278,829,309)	10,689,620
Net loss and other comprehensive loss		—	—	—	(65,488)	(7,866,861)	(7,932,349)
Issued pursuant to "At the Market" agreement	5	668,648	—	—	—	—	668,648
Issued pursuant to public offering	5	7,893,600	3,617,900	—	—	—	11,511,500
Issued pursuant to stock option plan	6	461,823	—	(166,473)	—	—	295,350
Share based compensation	6	—	—	289,597	—	—	289,597
Share issue costs	5	(1,254,523)	—	—	—	—	(1,254,523)
As at June 30, 2017		270,091,373	3,617,900	26,766,168	488,572	(286,696,170)	14,267,843

As at December 31, 2017		271,710,138	3,617,900	27,028,238	373,730	(294,446,160)	8,283,846
Net loss and other comprehensive income		—	—	—	134,650	(8,882,113)	(8,747,463)
Issued pursuant to "At the Market" Agreement	5	553,650	—	—	—	—	553,650
Issued pursuant to public offering	5	11,606,882	—	—	—	—	11,606,882
Issued pursuant to stock option plan	6	38,269	—	(14,359)	—	—	23,910
Issued pursuant to warrant agreement	5	1,747	(330)	—	—	—	1,417
Share based compensation	6	—	—	696,210	—	—	696,210
Share issue costs	5	(1,451,691)	—	—	—	—	(1,451,691)
As at June 30, 2018		282,458,995	3,617,570	27,710,089	508,380	(303,328,273)	10,966,761
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Notes	Three Month Period Ending June 30, 2018 $	Three Month Period Ending June 30, 2017 $	Six Month Period Ending June 30, 2018 $	Six Month Period Ending June 30, 2017 $

Operating Activities
Net loss for the period		(4,211,439)	(4,349,142)	(8,882,113)	(7,866,861)
Amortization - property and equipment	13	21,126	25,688	40,984	49,724
Share based compensation	6, 13, 14	157,092	155,708	696,210	289,597
Unrealized foreign exchange gain		(97,832)	(164,676)	(102,345)	(112,644)
Net change in non-cash working capital	12	4,720,317	(216,906)	4,227,770	(854,552)
Cash provided by (used in) operating activities		589,264	(4,549,328)	(4,019,494)	(8,494,736)
Investing Activities
Acquisition of property and equipment		(37,443)	(80,050)	(80,062)	(85,886)
Redemption of short-term investments		—	—	—	2,088,800
Cash (used in) provided by investing activities		(37,443)	(80,050)	(80,062)	2,002,914
Financing Activities
Proceeds from "At the Market" equity distribution agreement	5	—	570,027	520,315	559,527
Proceeds from public offering	5	10,188,526	10,366,098	10,188,526	10,366,098
Proceeds from exercise of options	6	23,910	295,350	23,910	295,350
Proceeds from exercise of warrants	5	1,417	—	1,417	—
Cash provided by financing activities		10,213,853	11,231,475	10,734,168	11,220,975
Increase in cash		10,765,674	6,602,097	6,634,612	4,729,153
Cash and cash equivalents, beginning of period		7,745,255	10,102,393	11,836,119	12,034,282
Impact of foreign exchange on cash and cash equivalents		230,418	(28,192)	270,616	(87,137)
Cash and cash equivalents, end of period		18,741,347	16,676,298	18,741,347	16,676,298
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2018

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our interim consolidated financial statements for the period ended June 30, 2018, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on August 2, 2018. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our lead product, REOLYSIN®, is a potential immuno-oncology viral-agent that may be a novel treatment for certain types of cancer and may be an alternative to existing cytotoxic or cytostatic therapies. Our clinical development program for REOLYSIN emphasizes three programs: chemotherapy combinations to trigger selective tumor lysis; immune modulator (IMiD) combinations to facilitate innate immune responses; and immuno-therapy combinations to produce adaptive immune responses.

Note 2: Basis of Financial Statement Presentation

Our interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries as at June 30, 2018 and are presented in Canadian dollars, our functional currency.
Our accounts are prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements, for the year ended December 31, 2017. We have consistently applied the same accounting policies for all periods presented in these interim consolidated financial statements as those used in our audited consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards effective as of January 1, 2018.

Note 3: Significant Accounting Policies

IFRS 9 - Financial Instruments

IFRS 9 Financial Instruments ("IFRS 9") replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018. IFRS 9 includes guidance on the classification and measurement of financial assets and financial liabilities and impairment of financial assets.

We have applied IFRS 9 retrospectively, with the initial application date of January 1, 2018. There were no changes to the measurement of our financial assets and liabilities or adjustments to comparative information as a result of the adoption of IFRS 9.

(a)	Classification and measurement
Financial assets
Financial assets are initially measured at fair value. In the case of a financial asset not at fair value through profit or loss, the financial asset is initially measured at fair value plus or minus transaction costs.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2018

Under IFRS 9, financial assets are subsequently measured at amortised cost, fair value through profit or loss (FVPL), or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business model for managing the assets; and whether the financial asset’s contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

Our financial assets include cash and cash equivalents and other receivables. The classification and measurement of these financial assets are at amortized cost, as these assets are held within our business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. Under IAS 39, our financial assets were classified as follows: cash and cash equivalents - held for trading and other receivables - loans and receivables. The accounting for our financial assets remained the same as it was under IAS 39.

Financial liabilities
Financial liabilities are initially measured at fair value and are subsequently measured at amortised cost. The accounting for our financial liabilities remained the same as it was under IAS 39.

(b)	Impairment
Under IFRS 9, accounting for impairment losses for financial assets uses a forward-looking expected credit loss (ECL) approach.

IFRS 9 requires that we record a loss allowance for ECLs on all financial assets not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

We have applied the simplified approach permitted by IFRS 9 and calculated ECLs based on lifetime expected credit losses. We have established a provision matrix that is based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

There were no adjustments in impairment allowances of our financial assets as a result of the adoption of the ECL requirements of IFRS 9.

Note 4: Cash Equivalents

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $12,814,805 (December 31, 2017 – $9,204,919).  The current annual interest rate earned on these deposits is 1.46% (December 31, 2017 – 1.38%).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2018

Note 5: Share Capital
Authorized:
Unlimited number of no par value common shares

Share Consolidation:
On May 22, 2018, we completed the consolidation of our common shares on the basis of 9.5 pre-consolidation common shares for each one post-consolidation common share (the "Share Consolidation"). Fractional interests were rounded down to the nearest whole number of common shares. Outstanding stock options, restricted share units and performance share units were similarly adjusted by the consolidation ratio. Outstanding warrants were adjusted such that, following the Share Consolidation, 9.5 2017 warrants will entitle the holder to purchase one whole common share until June 1, 2022.

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2016	121,258,222	262,321,825	—	—
Issued pursuant to stock option plan	801,000	536,949	—	—
Issued pursuant to "At the Market" equity distribution agreement(a)	3,301,500	2,348,821	—	—
Issued pursuant to public offering(b)	16,445,000	7,893,600	16,445,000	3,617,900
Share issue costs	—	(1,391,057)	—	—
Balance, December 31, 2017	141,805,722	271,710,138	16,445,000	3,617,900
Issued pursuant to "At the Market" equity distribution agreement(a)	519,500	553,650	—	—
Share issue costs	—	(33,335)	—	—
Balance, March 31, 2018	142,325,222	272,230,453	16,445,000	3,617,900
Issued pursuant to stock option plan	71,000	38,269	—	—
Balance, May 22, 2018 - pre-consolidation	142,396,222	272,268,722	16,445,000	3,617,900
Balance, May 22, 2018 - post-consolidation	14,988,995	272,268,722	16,445,000	3,617,900
Issued pursuant to public offering(c)	1,532,278	11,606,882
Issued pursuant to warrant agreement	157	1,747	(1,500)	(330)
Share issue costs	—	(1,418,356)
Balance, June 30, 2018	16,521,430	282,458,995	16,443,500	3,617,570

(a)
On February 25, 2016, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. acting as our sole agent with an aggregate offering value of up to $4.6 million which allows us to sell our common shares through the facilities of the Toronto Stock Exchange or other "marketplace” (as defined in National Instrument 21-101 Marketplace Operation) in Canada (our "Canadian ATM"). Subject to the terms of our Canadian ATM, we are able to determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During the period ending June 30, 2018, we sold 519,500 pre-consolidation shares (approximately 54,684 post-consolidation shares) (2017 - 842,000 pre-consolidation shares (approximately 88,631 post-consolidation shares)) for gross proceeds of $553,650 (2017 - $668,648). We incurred share issue costs of $33,335 (2017 - $109,121).

(b)
On June 1, 2017, pursuant to an underwritten public offering, 16,445,000 units were sold at a purchase price of $0.70 per unit for gross proceeds of $11,511,500. Each unit included one pre-consolidation common share with an ascribed value of $0.48 (0.106 post-consolidation common share with an ascribed value of $4.56) and one pre-consolidation common share purchase warrant with an ascribed value of $0.22 (one post-consolidation common share purchase warrant with an ascribed value of $2.09). Each pre-consolidation common share purchase warrant entitled the the holder to purchase one pre-consolidation common share at an exercise price of $0.95. Following the Share Consolidation, 9.5 pre-consolidation common share purchase warrants entitles the holder to purchase one post-consolidation common share in the capital of the Company until June 1, 2022,

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2018

at an exercise price of approximately $9.025. The post-consolidation common share purchase warrants will be subject to acceleration if the volume weighted average price of the Company's common shares equals or exceeds $23.75 for 15 consecutive trading dates. The ascribed value was determined using the relative fair value method. The ascribed value of the common share purchase warrants was determined using the Black Scholes option pricing model. We incurred share issue costs of $1,145,402.

(c)
On June 5, 2018, pursuant to an underwritten public offering, 1,532,278 common shares were sold at a purchase price of US$5.83 per share for gross proceeds of US$8,933,181. We incurred share issue costs of $1,418,356.

Warrants

The following table summarizes our outstanding warrants at June 30, 2018:

Exercise Price	Outstanding, Beginning of the Period	Granted During the Period	Exercised During the Period	Outstanding, End of the Period	Weighted Average Remaining Contractual Life (years)
$9.025	16,445,000	—	(1,500)	16,443,500	3.92

Note 6: Share Based Payments

On May 22, 2018, we completed our Share Consolidation (see Note 5), as a result, all stock option and share award disclosures have been retrospectively adjusted to reflect the Share Consolidation.
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at June 30:

	2018		2017
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	647,156	13.20	912,995	18.71
Granted during the period	313,867	7.38	14,735	2.82
Forfeited during the period	(39,680)	7.33	(73,887)	30.94
Expired during the period	—	—	(1,882)	21.38
Exercised during the period	(7,473)	3.20	(72,250)	4.09
Outstanding, end of the period	913,870	11.54	779,711	17.10
Options exercisable, end of the period	666,693	13.35	606,905	21.02

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2018

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2018:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$2.47 - $3.99	342,454	7.5	3.36	304,436	3.29
$4.84 - $7.60	345,225	4.3	7.18	136,066	7.17
$13.77 - $19.00	103,956	4.7	16.87	103,956	16.87
$20.23 - $36.96	56,722	3.0	32.47	56,722	32.47
$38.09 - $63.84	65,513	3.1	50.74	65,513	50.74
	913,870	5.4	11.54	666,693	13.35
Non-exercisable options vest either annually over periods ranging from one to three years.
The estimated fair value of stock options issued during the period was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2018	2017
Risk-free interest rate	1.88%	0.90%
Expected hold period to exercise	3.0 years	3.0 years
Volatility in the price of the Company's shares	84.11%	88.71%
Rate of forfeiture	3.67%	3.67%
Dividend yield	Nil	Nil
Weighted average fair value of options	$4.04	$2.05

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.
Incentive Share Award Plan
Restricted Share Units
We have issued restricted share units ("RSUs") to non-employee directors through our incentive share award plan. Grants of RSUs to non-employee directors vest either on the third anniversary date from the grant date or when the director ceases to be a member of the board. We have also issued RSUs to certain officers and employees of the Company. Grants of RSUs to certain officers and employees of the Company vest over a three year period. The following RSUs are outstanding at June 30:

	2018	2017
Outstanding, beginning of the period	190,407	139,237
Granted during the period	8,891	9,212
Outstanding, end of the period	199,298	148,449
(1)The weighted average fair value of the RSUs granted was $6.27 in 2018 (2017 - $5.65).
Performance Share Units
We have also issued performance share units ("PSUs") to certain officers and employees of the Company. Grants of PSUs require completion of certain performance criteria and cliff vest after 3 years or vest over a three year period, depending on the grant. PSU grants to certain officers will vest immediately upon a change of control of the Company. If certain officers cease employment

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2018

with the Company, vesting occurs on a pro rata basis prior to the third anniversary of the grant but after the first anniversary. The following PSUs are outstanding at June 30:

	2018	2017
Outstanding, beginning of the period	94,734	88,419
Granted during the period	—	6,315
Forfeited during the period	(31,578)	—
Outstanding, end of the period	63,156	94,734
(1) The weighted average fair value of the PSUs granted in 2017 was $3.33.

We have reserved 1,652,143 common shares for issuance relating to our outstanding equity compensation plans. Compensation expense related to stock options, RSUs and PSUs was $157,092 and $696,210 for the three and six month periods ending June 30, 2018, respectively (2017 - $155,708 and $289,597, respectively).

Note 7: Loss Per Common Share

Loss per common share is calculated using net loss for the year and the weighted average number of common shares outstanding for the three and six month periods ended June 30, 2018 of 15,406,944 and 15,191,457, respectively (June 30, 2017 - 13,405,220 and 13,086,393, respectively). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 8: Contract Liability and Receivable

Regional licensing agreement
We entered into a regional licensing agreement (the "Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai") in November 2017. Under the terms of the Agreement, Adlai will have exclusive development and commercialization rights to REOLYSIN in China, Hong Kong, Macau, Singapore, South Korea and Taiwan. We are entitled to receive upfront license fees, development and regulatory milestone payments, royalties and sales-based milestone payments.

Warrant purchase agreement
We also entered into a warrant purchase agreement with Adlai. Under the terms of the warrant purchase agreement, we are entitled to receive two milestone payments totaling US$8 million made up of two common share purchase warrants:

•
One common share purchase warrant of US$2 million whereby, upon exercise, Adlai may purchase our common shares priced at a 20% premium to the five-day weighted average closing price immediately preceding the exercise date. We have the right to call this warrant when the first patient is enrolled in the phase 3 metastatic breast cancer study or six months after execution of the Agreement, whichever is later.

•
One common share purchase warrant of US$6 million whereby, upon exercise, Adlai may purchase our common shares priced at a 20% premium to the five-day weighted average closing price immediately preceding the exercise date. We have the right to call this warrant upon the enrollment of the 50th patient in the phase 3 metastatic breast cancer study.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2018

Contract liability
Our contract liability balance, which we expect to record in revenue over the next five years, is as follows:

	June 30, 2018 $	December 31, 2017 $
Balance, beginning of the period	6,182,580	—
Regional licensing agreement	547,707	6,182,580
Revenue recognized in the period	—	—
Balance, end of the period	6,730,287	6,182,580

Contract liability - current	927,400	1,545,645
Contract liability - non-current	5,802,887	4,636,935
	6,730,287	6,182,580

Contract receivable
Our contract receivable due from Adlai at June 30, 2018 is nil (December 31, 2017 - $4,767,100 (US$3,800,000)). On collection of the contract receivable, an income tax expense of $547,707 was recorded with a corresponding credit to the contract liability.

Note 9: Commitments

We are committed to payments totaling $6,063,389 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next two years.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of our office leases. Annual payments under the terms of these leases are as follows:

Amount $
Remainder of 2018	209,680
2019	449,360
2020	361,848
2021	162,286
1,183,174

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product.  We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum once sales of a specified product commence.

Note 10: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection. We include shareholders’ equity and cash and cash equivalents in the definition of capital.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2018

	June 30, 2018 $	December 31, 2017 $
Cash and cash equivalents	18,741,347	11,836,119
Shareholders’ equity	10,966,761	8,283,846

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On May 4, 2018, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the US or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until May 25, 2020.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2018.

Note 11: Financial Instruments

Our financial instruments consist of cash and cash equivalents, other receivables and accounts payable.  As at June 30, 2018, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and contract receivable in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and contract receivable.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2018

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from operating and financing activities. As well, we are exposed to currency risk related to our regional licensing agreement. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2018 by approximately $78,308.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2018 by approximately $15,848. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2018 by approximately $4,658.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at June 30, 2018 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	12,698,664	29,212	23,347
Accounts payable	(916,806)	(27,060)	—
	11,781,858	2,152	23,347

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 10. Accounts payable are all due within the current operating period.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2018

Note 12: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	Three Month Period Ending June 30, 2018 $	Three Month Period Ending June 30, 2017 $	Six Month Period Ending June 30, 2018 $	Six Month Period Ending June 30, 2017 $
Change in:
Contract receivable	4,899,720	—	4,767,100	—
Other receivables	(50,826)	(25,625)	(51,988)	(7,703)
Prepaid expenses	(402,199)	(302,178)	(313,149)	(224,234)
Accounts payable and accrued liabilities	(204,913)	(37,818)	(687,585)	(757,716)
Contract liability	547,707	—	547,707	—
Non-cash impact of foreign exchange	(69,172)	148,715	(34,315)	135,101
Change in non-cash working capital related to operating activities	4,720,317	(216,906)	4,227,770	(854,552)

Other Cash Flow Disclosures

	Three Month Period Ending June 30, 2018 $	Three Month Period Ending June 30, 2017 $	Six Month Period Ending June 30, 2018 $	Six Month Period Ending June 30, 2017 $
Cash interest received	20,538	14,163	47,428	64,878
Cash taxes paid	3,752	—	3,752	—

Note 13: Other Expenses and Adjustments

We present our expenses based on the function of each expense and therefore include realized foreign exchange gains and losses, unrealized non-cash foreign exchange gains and losses and non-cash stock based compensation associated with research and development activity as a component of research and development expenses and amortization of property and equipment and stock based compensation associated with operating activities as a component of operating expenses.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
June 30, 2018

	Three Month Period Ending June 30, 2018 $	Three Month Period Ending June 30, 2017 $	Six Month Period Ending June 30, 2018 $	Six Month Period Ending June 30, 2017 $
Included in research and development expenses:
Realized foreign exchange loss (gain)	2,289	45,340	(47,505)	(44)
Unrealized non-cash foreign exchange gain	(161,862)	(119,937)	(236,996)	(47,156)
Non-cash share based compensation	29,551	58,270	330,509	126,103

Included in operating expenses
Amortization of property and equipment	21,126	25,688	40,984	49,724
Non-cash share based compensation	127,541	97,438	365,701	163,494
Office minimum lease payments	74,567	49,069	147,316	98,138

Note 14: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	Three Month Period Ending June 30, 2018 $	Three Month Period Ending June 30, 2017 $	Six Month Period Ending June 30, 2018 $	Six Month Period Ending June 30, 2017 $
Short-term employee compensation and benefits	445,493	528,407	956,555	1,110,802
Termination benefits	—	779,666	—	779,666
Share-based payments	119,867	113,172	486,682	211,663
	565,360	1,421,245	1,443,237	2,102,131

Assumption Agreement
In November 2017, with the signing of a regional licensing agreement with upfront license fees (see Note 8), the Company triggered a liability of US$178,125 to an officer as detailed in the Assumption Agreement (see Note 12 of our audited consolidated financial statements for the year ended December 31, 2017). As at June 30, 2018, US$142,500 was included in accounts payable and accrued liabilities.